UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

9 Rothschild Blvd., Tel Aviv 6688112, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-144171, 333-115826, 333-114428, 333-47842 AND 333-92493) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Following publications in Israel by Ortam Sahar Engineering Ltd. (“Ortam”), Ellomay Capital Ltd. (the “Company”) hereby confirms that on January 28, 2014 it entered into an agreement (the “Agreement”) with Ortam, an Israeli publicly listed company, pursuant to which, subject to the fulfillment of conditions as set forth below, the Company shall acquire Ortam’s holdings (24.75%) in Agira Sheuva Electra, L.P. (the “Partnership”), an Israeli Limited Partnership that is promoting a prospective pumped-storage project in the Manara Cliff in Israel, as well as Ortam's holdings: (i) in Chashgal Elyon Ltd. (the “GP”), an Israeli private company, which is the general partner of the Partnership (25%), and (ii) in the engineering, procurement and construction contractor of the aforementioned project (50%).

The Agreement, which in the opinion of the Company is immaterial to its operations at this stage, forms part of several prospective agreements that the Company is currently negotiating with the other partners of the Partnership. As of this date the Company entered into agreements that are subject to various conditions to closing, including in certain cases such as described below with two of the other partners.

The consummation of the transactions contemplated by the Agreement, as well as by the other conditional agreements referred to above, is subject to the Company entering into additional agreements with other partners of the Partnership and with several third parties, which are yet to be negotiated. Furthermore, the consummation of the transactions contemplated by the Agreement and the agreements referred to in the previous paragraph is subject to the fulfillment of conditions precedent, including, among others, the obtainment of third party consents and various regulatory approvals. The Company cannot at this stage assess whether and at what time the conditions to closing will be fulfilled and therefore cannot assess whether or when the closing will occur.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” and similar expressions or the negative of those terms are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including the outcome of the negotiations with third parties and the receipt of regulatory approvals. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: January 29, 2014